Exhibit 5(a)

Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) Klarabergsviadukten 61-63 SE-111 64 STOCKHOLM Sweden

Stockholm, 9 April 2019

12796-536.B/MP/EH

Ladies and Gentlemen,

We have acted as Swedish counsel to Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation), a Swedish limited liability company (the “Company”) in connection with the Company’s offering of US$1,000,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series F, 2.375% Notes due 9 April 2021 (the “Notes”) pursuant to a registration statement on Form F-3, as amended as of its most recent effective date of 2 April 2019 (insofar as it relates to the Notes, the “Registration Statement”), the related prospectus dated 3 November 2017 (the “Prospectus”), the supplement to the Prospectus dated 3 November 2017 and the pricing supplement related to the Notes dated 2 April 2019 (the “Pricing Supplement”). The Notes were issued in accordance with the provisions of an indenture, dated as of 15 August 1991 (the “1991 Indenture”), as supplemented by a first supplemental indenture dated as of 2 June 2004 (the “First Supplemental Indenture”), a second supplemental indenture dated as of 30 January 2006 (the “Second Supplemental Indenture”), a third supplemental indenture dated as of 23 October 2008 (the “Third Supplemental Indenture” and a fourth supplemental indenture dated as of 8 March 2010 (the “Fourth Supplemental Indenture”, and, together with the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Supplements”), each between the Company and The Bank of New York Mellon Trust Company, N.A. (in part, as successor in interest to J.P. Morgan Trust Company, N.A. and The First National Bank of Chicago), which serves as the trustee thereunder (the “Trustee”). The 1991 Indenture and the Supplements are herein referred to together as the “Indenture”.

In connection with the foregoing, we have examined originals or copies of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this letter, including the following:

A.                                                                                                                                    the articles of association (Sw. bolagsordning) of the Company adopted on 28 April 2014 and approved by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) as of 3 July 2014;

B.                                                                                                                                    the certificates of registration (Sw. registreringsbevis) for the Company, issued by the Swedish Companies Registration Office (Sw. Bolagsverket) dated 2 November 2017 and 8 April 2019, respectively, showing relevant entries in the Swedish Companies Register (Sw. bolagsregistret) and the application to the Swedish Companies Registration Office, dated and filed on 29 March 2019, and pertaining, inter alia, to the registration of a recently appointed board member;

C.                                                                                                                                    copies of the 1991 Indenture and the Supplements, filed with the United States Securities and Exchange Commission (the “Commission”) and incorporated by reference into the Registration Statement as exhibits thereto;

D.                                                                                                                                    copies of minutes from meetings of the Board of Directors of the Company when the 1991 Indenture and the Supplements were authorised;

E.                                                                                                                                     a certificate from Karl Johan Bernerfalk, Secretary to the Board of Directors of the Company, dated 2 November 2017, confirming that the Board of Directors of the Company on 24 October 2017 resolved to approve the Registration Statement and thereto related documents;

F.                                                                                                                                      copies of internal delegation instructions of the Company, relevant in relation to the issue of the Notes;

G.                                                                                                                                    a copy of the power of attorney/signature book dated 31 January 2019, issued by Lars Linder-Aronson, Chairman of the Board of Directors of the Company, and Catrin Fransson, CEO of the Company;

I.                                                                                                                                        a copy of the agency agreement, dated as of 3 November 2017, between the Company and the agents named therein;

J.                                                                                                                                        a copy of the terms agreement, dated as of 2 April 2019, between the Company and Bank of Montreal, London Branch; Daiwa Capital Markets Europe Limited; NatWest Markets Plc, and Scotiabank Europe plc;

K.                                                                                                                                    the terms of the Notes as set out in the Pricing Supplement, and

L.                                                                                                                                     a facsimile copy of the master global note, including the rider thereto, representing the Company’s Medium-Term Notes, Series F, as executed by the Company and authenticated by the Trustee.

For the purposes of this letter we have, except as set out herein, made no examination of the files or records of any company or any governmental or regulatory agency or authority or any other entity or person nor have we examined any other documents or instrument than those explicitly set out herein.

Based on the foregoing, it is our opinion that under Swedish law as in force at the date hereof:

1.                                                                                                                                      The Company is a limited liability company duly organised and validly existing under the laws of Sweden and, based on a telephone enquiry with the District Court of Stockholm (Sw. Stockholms tingsrätt) and a search at the Swedish Companies Registration Office, which enquiry and search are not conclusive, the Company is not in liquidation (Sw. likvidation) or bankruptcy (Sw. konkurs) and to the best of our knowledge (without having made any specific enquiry save for the search at the Swedish Companies Registration Office) no steps have been taken or are being taken to wind up (Sw. likvidera) the Company.

2.                                                                                                                                      Each of (i) the 1991 Indenture, (ii) the First Supplemental Indenture, (iii) the Second Supplemental Indenture, (iv) the Third Supplemental Indenture, and (v) the Fourth Supplemental Indenture has been duly authorised and executed by the Company, and each of the 1991 Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture is a valid and legally binding instrument of the Company enforceable in accordance with its terms under the laws of Sweden.

3.                                                                                                                                      The issuance and execution by the Company of the Notes have been duly authorised by all necessary corporate action of the Company; the Notes have been duly executed by the Company under the laws of Sweden, and the Notes constitute valid and legally binding unsecured general obligations of the Company enforceable in accordance with their terms under the laws of Sweden and are entitled to the benefit of the Indenture.

4.                                                                                                                                      The Company possesses the corporate power to issue the Notes and to perform its obligations under the Indenture.

In rendering the foregoing opinions, we have relied as to certain factual matters upon certificates and statements of officers of the Company and of public officials and we have further assumed the genuineness of all signatures on all documents and the completeness and conformity to original documents of all copies submitted to us and that any resolutions passed at any meetings of the Board of Directors of the Company, and all other authorisations, powers and authorities produced to us, remain in full force and effect and have not been revoked, superseded or varied. Nothing in this opinion must be taken as indicating that the obligations discussed herein would be enforceable prior to other unsecured general obligations of the Company.

We express no opinion whatsoever as to the laws of any jurisdiction other than Sweden and have assumed that there is no provision of any law of any jurisdiction (other than Sweden) which would have any implication on the opinions expressed above. Further, we have assumed that any document or obligation governed by laws other than those of Sweden is under such laws legal, valid, binding and enforceable and that all documents have been duly authorised and duly executed by all parties thereto (other than the Company).

The opinions expressed above are subject to the qualification that the enforcement of any agreement, guarantee or instrument may be limited by bankruptcy, insolvency, liquidation, reorganisation, resolution, limitation, moratorium and other laws of general application regarding or affecting the rights of creditors generally and general equitable principles. Without limiting the generality of the foregoing, the enforcement of any agreement, guarantee or instrument may be limited or affected by the application of Directive 2014/59/EU of the European Parliament and of the Council of 15 May 2014, establishing a framework for the recovery and resolution of credit institutions and investment firms as implemented in Sweden pursuant to inter alia the Swedish Resolution Act (Sw. lag (2015:1016) om resolution) (together, the “BRRD Legislation”), including but not limited to in respect of debt write-down tools within the BRRD Legislation pursuant to which claims under the Notes may be written down or converted (or the maturity, interest rate or interest payment date for the Notes may be amended or changed).

This opinion is rendered in Sweden and shall be governed by and construed in accordance with Swedish law.

We hereby consent to the filing of this opinion as Exhibit 5(a) to the Company’s Report on Form 6-K dated 9 April 2019, without thereby admitting that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations of the Commission issued thereunder, nor that we are “experts” under the Securities Act, or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,
WISTRAND ADVOKATBYRÅ STOCKHOLM KB

/s/ Monica Petersson	/s/ Erik Hygrell
Monica Petersson	Erik Hygrell